August 3, 2015

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Kamyar Daneshvar, Esq.

Re:	Acceleration Request for Summit Materials, Inc.

Registration Statement on Form S-1 (File No. 333-205561)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Summit Materials, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington, D.C. time, on August 5, 2015, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-3189 with any questions.

Very truly yours,

/s/ Edward P. Tolley

Edward P. Tolley

August 3, 2015

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kamyar Daneshvar, Esq.

Re:	Summit Materials, Inc.
Registration Statement on Form S-1
File No. 333-205561

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Summit Materials, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on August 5, 2015, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

SUMMIT MATERIALS, INC.

By:	/s/ Anne Lee Benedict
Name: Anne Lee Benedict
Title: Chief Legal Officer

[Signature Page — Acceleration Request]

Citigroup Global Markets Inc.

388 Greenwich Street, New York, New York 10013

Goldman, Sachs & Co.

200 West Street, New York, New York 10282

August 3, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kamyar Daneshvar, Esq.

Re:	Summit Materials, Inc.

Registration Statement on Form S-1 (File No. 333-205561)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Summit Materials, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 12:00 p.m., Washington, D.C. time, on August 5, 2015 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: August 3, 2015 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 2,350 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have complied with and will comply, and have been informed by the participating underwriters that they have complied and will comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

GOLDMAN, SACHS & CO.

As Representatives of the Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Benjamin W. Eldredge

Name:	Benjamin W. Eldredge
Title:	Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene

Name:	Adam Greene
Title:	Vice President

[Signature Page – Underwriters’ Acceleration Request]